[LETTER HEAD OF BIOPHAN TECHNOLOGIES, INC.]

Mr. Todd Hardiman
Associate Chief Accountant
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549 mailstop 5546

Dear Mr. Hardiman:

Re: Comment letter dated January 24, 2006 on Form 10-KSB for the year ended February 28, 2005, Comment No. 5

References:

            o Comment letter dated January 24, 2006 on Form 10-KSB for the year ended February 28, 2005, attached

            o Form 8-K/A, filed May 6, 2005, which provides details on the acquisition

Background derived from the 10-KSB

On February 24, 2005, the Company entered into an agreement for the purchase of a 51% ownership interest in aMRIs GmbH, a German company formed November 2004. Concurrently, aMRIs acquired a 58.4% interest in MR:comp GmbH. The name of aMRIs was subsequently changed to Biophan Europe GmbH. For accounting purposes, the acquisition was treated as a purchase as of February 28, 2005. Operating results of the subsidiary for the period from February 25 through February 28, 2005 were not material and were not included.

Both acquired entities were audited by a German CPA firm in accordance with German generally accepted auditing standards. The financial statements were as of and for the period ended February 23, 2005. Summarized aggregate financial information of the two acquired companies are as follows:

            Total current assets                          $ 176,974
            Total assets                                    177,976
            Total current liabilities                       178,384
            Total equity                                       (408)
            Total revenues                                  118,409
            Total net loss                                  (14,988)

Total consideration for the 51% interest in aMRIs was $1,105,714, which was allocated as follows:

            Intellectual property rights (estimated useful life
               of 17 years)                                       $  927,738
            Current assets                                           176,954
            Equipment                                                  1,022
                                                                  ----------
                                  Total                           $1,105,714
                                                                  ==========

During the audit of the Company's financial statements as of and for the year ended February 28, 2005, Goldstein Golub Kessler, LLP audited the measurement of the intellectual property rights in accordance with standards issued by the Public Company Accounting Oversight Board.

Waiver Request

We request a waiver under the requirements of Item 310 of Regulation S-B and
Item 8.A.2 of Form 20-F to have the audits of the acquired companies conducted in accordance with U.S. generally accepted auditing standards for the following reasons:

      1. The financial statements of aMRIs GmbH and MR:Comp GmbH (the "acquired companies") were required due to the significance of the investment to Biophan in the acquired companies. However, the purchase price was allocated almost entirely to the intellectual property owned or developed by the acquired companies. Total assets and net loss covered by the audits of the acquired companies, as presented above, are clearly immaterial to Biophan's financial condition and operations.

      2. The German audit firm has stated that the audits were performed under German generally accepted auditing standards which correspond to International Auditing Standards and we note that the financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles.

We currently have an S-3 outstanding which we want to be effective as soon as possible. Due to the above reasons, we respectively request a waiver to avoid an unreasonable delay and cost over this matter.

Sincerely yours,


/s/ Darryl L. Canfield
----------------------
Darryl L. Canfield
Chief Financial Officer

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